Exhibit 1

RECENT DEVELOPMENTS

The information included in this section supplements the information about Mexico corresponding to the headings below that is contained in Exhibit D to Mexico’s annual report on Form 18-K, as amended, for the fiscal year ended December 31, 2009. To the extent that the information included in this section differs from the information set forth in the annual report, you should rely on the information in this section.

The Economy

Gross Domestic Product

According to preliminary figures, Mexico’s gross domestic product (GDP) increased by 5.5% in real annual terms during 2010, as compared with 2009. The agriculture, forestry, fishing and hunting sector grew by 5.7%; the mining sector grew by 2.4%; the utilities sector grew by 2.4%; the manufacturing sector grew by 9.9%; the wholesale and retail trade sector grew by 13.3%; the transportation and warehousing sector grew by 6.4%; the information sector grew by 5.6%; the finance and insurance sector grew by 2.8%; the real estate, rental and leasing sector grew by 1.7%; management of companies and enterprises increased by 2.0%; administrative support and waste management and remediation services grew by 1.4%; education services grew by 3.0%; arts, entertainment and recreation grew by 1.9%; accommodation and food services grew by 3.8%; other services (except public administration) increased by 0.6% and public administration grew by 4.4%, each in real annual terms as compared to 2009. However, the construction sector was unchanged; professional, scientific and technical services decreased by 3.0%; and health care and social assistance decreased by 1.7%, each in real annual terms as compared to 2009.

The following table sets forth the change in Mexico’s real GDP by sector for the periods indicated.

Real GDP Growth by Sector

	2005(1)	2006(1)	2007(1)	2008(1)	2009(1)	2010(1)
GDP (constant 2003 prices)	3.2%	5.2%	3.3%	1.5%	(6.1)%	5.5%
Primary Activities:
Agriculture, forestry, fishing and hunting	(2.6)	6.3	2.3	1.2	(2.0)	5.7
Secondary Activities:
Mining	(0.3)	1.4	(0.2)	(1.5)	(2.4)	2.4
Utilities	2.0	12.2	3.7	(2.3)	2.0	2.4
Construction	3.9	7.8	4.4	3.1	(6.4)	0.0
Manufacturing	3.6	5.9	1.7	(0.7)	(9.8)	9.9
Tertiary activities:
Wholesale and retail trade	4.6	6.5	5.0	2.1	(14.1)	13.3
Transportation and warehousing	3.6	5.8	3.7	0.0	(6.5)	6.4
Information	8.6	10.7	11.6	8.0	0.8	5.6
Finance and insurance	22.9	16.3	13.9	15.5	(6.6)	2.8
Real estate, rental and leasing	2.3	4.1	3.1	3.0	(1.0)	1.7
Professional, scientific and technical services	3.6	3.0	3.1	3.0	(5.1)	(3.0)
Management of companies and enterprises	4.8	20.1	(3.0)	14.0	(8.1)	2.0
Administrative support, waste management and remediation services	3.6	3.7	3.1	1.6	(4.8)	1.4
Education services	2.1	0.1	1.9	0.8	0.5	3.0
Health care and social assistance	1.8	7.8	2.5	(1.5)	0.8	(1.7)
Arts, entertainment and recreation	0.7	2.3	3.1	1.5	(4.6)	1.9
Accommodation and food services	0.8	1.6	2.6	0.9	(7.7)	3.8
Other services (except public administration)	2.2	3.3	3.9	0.7	(0.7)	0.6
Public administration	2.1	0.1	1.7	1.2	4.6	4.4

Note: Numbers may not total due to rounding.

(1)	Preliminary. These figures are subject to periodic revision.

Source: National Institute of Statistics, Geography and Informatics.

Prices and Wages

During the first two months of 2011, inflation was 0.9%, 0.8 percentage points lower than for the same period of 2010.

Unemployment Rate

At February 28, 2011, the unemployment rate was 5.4%, as compared to an unemployment rate of 4.9% at December 31, 2010.

Interest Rates

During the first two months of 2011, interest rates on 28-day Treasury bills (Cetes) averaged 4.1% and interest rates on 91-day Cetes averaged 4.4%, as compared to average rates on 28-day Cetes of 4.5% and on 91-day Cetes of 4.6% during the same period of 2010. On March 31, 2011, the 28-day Cetes rate was 4.3% and the 91-day Cetes rate was 4.4%.

Principal Sectors of the Economy

Petroleum and Petrochemicals

Based on the preliminary, unaudited annual financial information of PEMEX for the year ended December 31, 2010, PEMEX’s total sales revenues increased by 17.6%, from Ps. 1,089.9 billion in 2009 to Ps. 1,282.1 billion in 2010. This increase resulted primarily from higher crude oil and petroleum product prices and increased volume of crude oil exports. “PEMEX” refers to Petróleos Mexicanos, its four subsidiary entities, Pemex-Exploración y Producción (Pemex-Exploration and Production), Pemex-Refinación (Pemex-Refining), Pemex-Gas y Petroquímica Básica (Pemex-Gas and Basic Petrochemicals) and Pemex-Petroquímica (Pemex-Petrochemicals), and its subsidiary companies.

Domestic sales increased by 14.7% in 2010, from Ps. 596.4 billion in 2009 to Ps. 683.9 billion in 2010, primarily due to increases in the prices and volumes of sales of petroleum products and petrochemicals sold by PEMEX. Total export sales (with dollar-denominated export revenues translated to pesos at the exchange rate on the date on which the export sale was made) increased by 21.4% in peso terms in 2010, from Ps. 488.3 billion in 2009 to Ps. 592.9 billion in 2010, primarily as a result of increases in international crude oil prices and the volume of crude oil exports.

In 2010, PEMEX had a net loss of Ps. 47.5 billion from Ps. 1,282.1 billion in total sales revenues, as compared to a net loss of Ps. 94.7 billion from Ps. 1,089.9 billion in total sales revenues in 2009.

Tourism Sector

During the first month of 2011, revenues from international travelers (including both tourists and visitors who enter and leave the country on the same day) totaled U.S. $1.1 billion, representing a 7.1% decrease as compared to the same period of 2010. Revenues from tourists to the interior of Mexico (as opposed to border cities) totaled U.S. $871.2 million during the first month of 2011, a 6.4% decrease as compared to the same period of 2010. The number of tourists to the interior of Mexico during January of 2011 totaled 1.1 million, a 2.9% decrease as compared to the same period of 2010. The average expenditure per tourist to the interior of Mexico during the first month of 2011 decreased by 3.6% to U.S. $769.8, as compared to the same period of 2010. During the first month of 2011, expenditures by Mexican tourists abroad amounted to U.S. $328.1 million, a 0.3% increase as compared to the same period of 2010, while expenditures by Mexicans traveling abroad (which include both tourists and one-day visitors) totaled U.S. $562.8 million. The tourism balance recorded a surplus of U.S. $4.6 billion during 2010, an increase of 10.7% from the U.S. $4.1 billion surplus recorded during 2009.

Financial System

Central Bank and Monetary Policy

During the first month of 2011, the M1 money supply increased by 7.6% in real terms, as compared with the same period of 2010. This increase was driven by higher amounts of bills and coins held by the public and checking account deposits. The amount of bills and coins held by the public at January 31, 2011 was 6.7% greater in real terms than at January 31, 2010, while the aggregate amount of checking account deposits denominated in pesos at January 31, 2011 was 11.6% greater in real terms than the amount of checking account deposits at January 31, 2010.

At January 31, 2011, financial savings were 8.9% greater in real terms than financial savings at January 31, 2010. Savings generated by Mexican residents were 4.1% greater in real terms and savings generated by non-residents were 79.4% greater in real terms than their respective levels at January 31, 2010.

At December 31, 2010, the monetary base totaled Ps. 693.4 billion, a 9.7% increase in nominal terms, from the level of Ps. 632.0 billion at December 31, 2009. At April 3, 2011, the monetary base totaled Ps. 636.8 billion, an 8.2% nominal decrease from the level of Ps. 693.4 billion at December 31, 2010, due to lower demand for bills and coins held by the public.

The minimum overnight funding rate, which is Banco de México’s primary monetary policy instrument, was reduced to 7.75% on January 16, 2009, to 7.50% on February 20, 2009, to 6.75% on March 20, 2009, to 6.00% on April 17, 2009, to 5.25% on May 15, 2009, to 4.75% on June 19, 2009 and to 4.50% on July 17, 2009. As of April 4, 2011, the overnight funding rate remained at 4.50%.

The Securities Market

At April 1, 2011, the Mexican Stock Market Index stood at 37,775.1 points, representing a 2.0% nominal decrease from the level at December 31, 2010.

Banking Supervision and Support

At January 31, 2011, the total amount of past-due loans of commercial banks (excluding banks under Government intervention and those in special situations) was Ps. 49.9 billion, as compared with Ps. 49.5 billion at December 31, 2010. At January 31, 2011, the total loan portfolio of the banking system was approximately equal in real terms to the total loan portfolio at December 31, 2010. At January 31, 2011, the past-due loan ratio remained the same at 2.3% as compared with the ratio at December 31, 2010. The amount of loan loss reserves created by commercial banks (excluding banks under Government intervention and those in special situations) totaled Ps. 96.4 billion at January 31, 2011, as compared to Ps. 99.4 billion at December 31, 2010. As a result, commercial banks had reserves covering 193.2% of their past-due loans at January 31, 2011, exceeding the minimum reserve level of 45%.

External Sector of the Economy

Foreign Trade

During the first two months of 2011, according to preliminary figures, Mexico registered a trade surplus of U.S. $344 million, as compared to a deficit of U.S. $21 million for the same period of 2010. Merchandise exports increased by 24.4% during the first two months of 2011, to U.S. $50.4 billion, as compared to U.S. $40.5 billion for the same period of 2010. During the first two months of 2011, petroleum exports increased by 31.7%, while non-petroleum exports increased by 23.1%, each as compared to the same period of 2010. Exports of manufactured goods, which represented 79.5% of total merchandise exports, increased by 22.6% during the first two months of 2011, as compared with exports of manufactured goods during the same period of 2010.

During the first two months of 2011, according to preliminary figures, total imports increased by 23.4%, to U.S. $50.0 billion, as compared to U.S. $40.5 billion for the same period of 2010. During the first two months of 2011, imports of intermediate goods increased by 23.8%, imports of capital goods increased by 11.7% and imports of consumer goods increased by 30.5%, each as compared to the first two months of 2010.

Balance of International Payments

According to preliminary figures, during 2010, Mexico’s current account registered a deficit of 0.5% of GDP, or U.S. $5.7 billion, as compared to a deficit of U.S. $6.3 billion in 2009. The capital account registered a U.S. $36.0 billion surplus in 2010, as compared with a U.S. $18.9 billion surplus registered in 2009. Net foreign investment in Mexico as recorded in the balance of payments totaled U.S. $41.5 billion during 2010, as compared to U.S. $22.9 billion during 2009. Net foreign investment in Mexico was composed of foreign direct investment totaling U.S. $17.7 billion and net foreign portfolio investment in-flows totaling U.S. $23.8 billion during 2010, as compared to U.S. $15.2 billion of foreign direct investment and U.S. $7.6 billion of net portfolio investment during 2009.

At March 25, 2011, Mexico’s international reserves totaled U.S. $121.9 billion, an increase of U.S. $8.3 billion as compared to international reserves at December 31, 2010. At March 25, 2011, the net international assets of Banco de México totaled U.S. $126.4 billion, an increase of U.S. $5.8 billion as compared to net international assets at December 31, 2010.

On February 22, 2010, the Comisión de Cambios (Foreign Exchange Commission) announced that it would conduct auctions of options, which would allow the holder of the option to sell U.S. dollars to Banco de México. This system is designed to allow Mexico to gradually accumulate international reserves without affecting the exchange rate.

Pursuant to the new auction policy and commencing February 2010, Banco de México began conducting an auction on the last business day of each month, in which participating financial institutions can purchase options to sell U.S. dollars to Banco de México. These options remain exercisable on any day of the month immediately following the auction. The holders of these options are able to sell U.S. dollars to Banco de México at the tipo de cambio interbancario de referencia (reference interbank exchange rate, or FIX) as determined by Banco de México on the business day immediately prior to the exercise of the option, so long as the applicable rate does not exceed the observed average of the FIX over the 20 business days preceding the exercise date. The amount of options available for auction each month is U.S. $600 million. From February 26, 2010 to April 4, 2011, Banco de México auctioned an aggregate of U.S. $8.4 billion in options through this mechanism, and, as of April 4, 2011, Banco de México had purchased an aggregate of U.S. $6.5 billion from holders upon the exercise of these options.

Exchange Controls and Foreign Exchange Rates

During the first two months of 2011, the monthly average peso/dollar exchange rate was Ps. 12.0981 = U.S. $1.00. The peso/U.S. dollar exchange rate announced by Banco de México on April 4, 2011 (which took effect on the second business day thereafter) was Ps. 11.8533 = U.S. $1.00.

Public Debt

Recent Securities Offerings

On February 17, 2011, Mexico issued U.S. $1,000,000,000 of its 5.125% Global Notes due 2020. The notes were issued under Mexico’s U.S. $80 billion Global Medium-Term Notes program.

Liability Management Transactions

On December 15, 2010, Mexico issued two series of debt exchange warrants; the warrants give the holder the right, but not the obligation, to tender, on their respective exercise dates, certain outstanding foreign currency-denominated bonds issued by the Government in exchange for peso-denominated bonds to be issued by the Government (“MBonos”). The total amount of new MBonos that will be issued if all of the warrants are exercised is approximately U.S. $2.0 billion. The following table shows the details of the debt exchange warrants offering:

Eligible UMS Bonds to be exchanged		Eligible MBonos to be received	Warrant Series	Exercise Date
US Dollars	Other Currencies	8.0%MBonos due 2020 8.5% MBonos due 2029	XWA11 XWB11	April 8, 2011* May 4, 2011**

UMS 7.50% 2012

UMS 6.375% 2013

UMS 5.875% 2014

UMS 5.875% 2014N

UMS 6.625% 2015

UMS 11 3/8% 2016

UMS 5.625% 2017

UMS 8.125% 2019

UMS 5.95% 2019N

UMS 8.00% 2022

UMS 8.30% 2031

UMS 7.50% 2033

UMS 6.75% 2034

	UMS EUR 5.375% 2013 UMS ITL 10% 2013 UMS EUR 4.25% 2015 UMS EUR 5.5% 2020 UMS GBP 6.75% 2024	8.5% MBonos due 2038

*	The Government announced on April 4, 2011 that a second exercise date for the Series XWA11 warrants will occur on April 27, 2011.
**	The Government may, at its sole discretion, provide for a second exercise date to occur 15 calendar days following the initial exercise date.